Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: HS Spinco, Inc.

Commission File No.: 333-229026

The following is a press release issued by Henry Schein, Inc. on January 16, 2019:

NEWS RELEASE

HENRY SCHEIN ANNOUNCES NEW DISTRIBUTION DATE AND ANTICIPATED WHEN-ISSUED TRADING MARKET FOR SPIN-OFF OF ANIMAL HEALTH BUSINESS

MELVILLE, N.Y. – January 16, 2019 – Henry Schein, Inc. (Nasdaq: HSIC), the world’s largest provider of health care products and services to office-based dental, animal health and medical practitioners, announced today that in connection with the previously announced spin-off of its Henry Schein Animal Health Business, its Board of Directors has now changed from February 4, 2019 to February 7, 2019 the anticipated distribution date (“Distribution Date”) for the distribution of shares of HS Spinco, Inc., the new company formed to effectuate the spin-off (“Spinco”), to shareholders of record of Henry Schein common stock as of January 17, 2019 (the “Record Date”). Spinco has filed an amended registration statement on Form S-4/S-1 (the “Amended Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective, relating to the planned spin-off and subsequent merger with Direct Vet Marketing, Inc. (d/b/a Vets First Choice), which is also anticipated to be consummated on the Distribution Date. Investors may find an electronic copy of the Amended Registration Statement by searching for HS Spinco, Inc. at www.sec.gov. The Amended Registration Statement was filed to add additional language referenced in guidance recently published by the SEC regarding the ongoing U.S. federal government shutdown.

As previously announced, Spinco intends to list its common stock on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “CVET” and will change its name to Covetrus, Inc. The spin-off will occur by way of a dividend of 0.4 of a share of Covetrus common stock for each share of Henry Schein common stock held on the Record Date. Henry Schein common stock will continue to trade on the Nasdaq under the symbol “HSIC.”

It is also now anticipated that the Amended Registration Statement will become effective no later than February 4, 2019 (assuming a continuation of the U.S. federal government shutdown), rather than January 28, 2019. Once the Amended Registration Statement becomes effective, it is anticipated that trading of Covetrus common stock will begin on a “when-issued” basis (identified by the letter “v” at the end of the trading symbol—CVETV) and such trading will continue through the Distribution Date. “Regular way” trading in Covetrus common stock will begin on the first trading day after the Distribution Date. It is also anticipated that once the Amended Registration Statement becomes effective and through the Distribution Date, there will be two markets in Henry Schein common stock: a “regular-way” market and an “ex-distribution” market (identified by the letter “v” at the end of the trading symbol—HSICV). Henry Schein common stock that trades on the regular-way market will trade with an entitlement to the Covetrus common stock to be distributed in the spin-off, and shares that trade on the ex-distribution market will trade without an entitlement to the Covetrus common stock to be distributed in the spin-off.

Following the distribution, Henry Schein intends to file with the Canada Revenue Agency (CRA) to attempt to qualify the distribution as an “eligible distribution” so that Canadian stockholders can make a special election under Section 86.1 of the Canada Income Tax Act in respect of the distribution of Spinco shares.

Additional Information and Where to Find It

A registration statement on Form S-1/S-4 relating to this transaction has been filed with the SEC, but has not yet become effective. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC’s web site at www.sec.gov. These documents, when

Henry Schein, Inc. • 135 Duryea Road • Melville, New York 11747	1

available, can also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements.

All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in the Amended Registration Statement, including those discussed under the heading “Risk Factors” in the Amended Registration Statement. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

About Henry Schein, Inc.

Henry Schein, Inc. (Nasdaq: HSIC) is a health solutions network powered by people and technology. With more than 22,000 Team Schein Members serving more than 1 million customers globally, Henry Schein is the world’s largest provider of Business, Clinical, Technology, and Supply Chain solutions to enhance the efficiency of office-based dental, animal health, and medical practitioners. Henry Schein also serves dental laboratories, government and institutional health care clinics, and other alternate care sites.

A Fortune 500® Company and a member of the S&P 500® and the Nasdaq 100® indexes, Henry Schein’s network of trusted advisors provides health care professionals with the valued solutions they need to improve operational success and clinical outcomes. Henry Schein offers customers exclusive, innovative products and solutions, including practice management software, e-commerce solutions, specialty and surgical products, as well as a broad range of financial services. Henry Schein operates through a centralized and automated distribution network, with a selection of more than 120,000 branded products and Henry Schein private-brand products in stock, as well as more than 180,000 additional products available as special-order items.

Headquartered in Melville, N.Y., Henry Schein has operations or affiliates in 34 countries. The company’s sales reached a record $12.5 billion in 2017, and have grown at a compound annual rate of approximately 15 percent since Henry Schein became a public company in 1995. For more information, visit Henry Schein at www.henryschein.com, Facebook.com/HenrySchein, and @HenrySchein on Twitter.

CONTACTS:	Steven Paladino	or	Carolynne Borders
	Executive Vice President and CFO steven.paladino@henryschein.com (631) 843-5500		Vice President, Investor Relations carolynne.borders@henryschein.com (631) 390-8105

Media: Ann Marie Gothard Vice President, Corporate Media Relations annmarie.gothard@henryschein.com (631) 390-8169

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Additional Information and Where to Find It

A registration statement on Form S-1/S-4 relating to this transaction has been filed with the SEC, but has not yet become effective. Investors and security holders are urged to carefully read the registration statement and preliminary prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement, preliminary prospectus and other relevant documents that are filed with the SEC, when available, can be obtained free of charge from the SEC’s web site at www.sec.gov.

These documents, when available, can also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offering will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, the parties provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements.

All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in the Amended Registration Statement, including those discussed under the heading “Risk Factors” in the Amended Registration Statement. We undertake no duty and have no obligation to update any forward-looking statements contained herein.